Exhibit 12-2

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
	Calendar Year

(thousands)	2003	2002	2001	2000	1999

Income From Continuing Operations	$207,387	$190,516	$188,712	$235,312	$218,751
Add:
Income tax - current	19,420	52,407	148,016	129,220	662,512
Income tax- deferred	108,267	46,431	6,863	26,464	(441,721)

Pretax Income from Continuing Operations	335,074	289,354	343,591	390,996	439,542
Fixed Charges	312,788	299,521	239,246	158,398	137,307

Earnings, as defined	$647,862	$588,875	$582,837	$549,394	$576,849

Fixed Charges:
Interest on long-term debt	$241,420	$208,034	$171,637	$118,101	$93,678
Other interest	28,847	33,289	34,029	28,003	30,453
Amortization of premium and discount on debt	14,536	17,103	11,864	6,876	6,374
Interest portion of rental charges	6,409	7,334	6,031	3,951	1,543
Earnings required to cover preferred stock dividends of subsidiaries(1)	21,576	33,761	15,685	1,467	5,259

Fixed Charges, as defined	$312,788	$299,521	$239,246	$158,398	$137,307
Preferred Stock Dividends(2)	-	-	-	-	-

Fixed Charges and Preferred Stock Dividends	$312,788	$299,521	$239,246	$158,398	$137,307

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(3)(4)(5)(6)	2.07	1.97	2.44	3.47	4.20

(1)  Preferred stock dividends of subsidiaries have been adjusted to a pretax basis.
(2)  We have not previously issued preferred stock and we therefore have never declared any preferred dividends.
(3)  The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals, and preferred stock dividends of subsidiaries.
(4)  Earnings for 2002 includes a $12 million writedown of an investment on NEON Communications, Inc. and a $41 million effect from restructuring expenses. Excluding those two amounts, the earnings ratio for 2002 would have been 2.13.
(5)  Earnings for 2001 includes a $78 million writedown of an investment in NEON Communications, Inc. Excluding the $78 million, the earnings ratio for 2001 would have been 2.76.
(6)  Earnings for 1999 includes $84 million that the company paid in federal income taxes as a result of the sale of its coal-fired generation assets. Excluding the $84 million, the earnings ratio for 1999 would have been 3.59.